Exhibit 99.1

QTREX Launches Quantum Interconnect Research Program to form a pathway to commercialize project-generated IP

Ness Ziona, Israel, July 27, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”) a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure today announced the launch of a research collaboration with Northeastern University focused on advanced micro-system structures for cryogenic quantum interconnects. Pursuant to the collaboration agreement, Northeastern University has agreed to provide QTREX with a first option to negotiate a commercial license to Northeastern-owned or jointly developed intellectual property arising directly from the parties’ joint research (the “Project IP”). The program further expands QTREX’s vertically integrated quantum connectivity platform by adding a structured innovation pipeline alongside the Company’s proprietary materials, advanced manufacturing and cryogenic interconnect capabilities.

The research activities are expected to focus on micro-system structures and interconnect geometries that may support new quantum connectivity architectures, including the evaluation of conductive, dielectric and superconducting materials for cryogenic environments and characterization of fabricated structures under cryogenic conditions. These activities are intended to generate experimental data and technical insights that can strengthen QTREX’s long-term innovation pipeline and inform future quantum connectivity, packaging and processor-interface solutions.

By establishing a structured pathway to pursue commercialization of eligible Project IP arising directly from the research, the agreement is designed to help translate academic research outputs into potential proprietary technologies that can strengthen QTREX’s long-term quantum connectivity platform and expand its future commercial product portfolio.

Northeastern University, a leading R1 research university, the highest US research activity designation, with a dedicated quantum research ecosystem anchored by its Quantum Materials and Sensing Institute, brings capabilities in quantum materials, superconducting devices, nanofabrication, advanced characterization and quantum sensing. The research effort will be led by Prof. Benyamin Davaji, whose work in advanced micro-systems, microfabrication and NSF-funded superconducting nanowire detector research provides quantum-relevant expertise directly aligned with QTREX’s structured innovation pipeline.

“Additive manufacturing of electronics and microsystems holds exciting potential to reshape how we approach electrical connectivity—offering a path toward three-dimensional, low-parasitic interconnects with micron-scale precision that could benefit both quantum sensing and quantum computing,” said Prof. Benyamin Davaji, Professor of Electrical and Computer Engineering at Northeastern University.

“We believe that the combination of our proprietary technology platform with the deep scientific knowledge, research infrastructure and years of experience of Northeastern University’s researchers, led by Prof. Benyamin Davaji, creates a powerful foundation for breakthrough developments in quantum interconnect architectures,” said Dagi Ben-Noon, CEO of QTREX. “Our strategy is to build a comprehensive quantum connectivity platform by combining proprietary materials, advanced manufacturing, processor-interface technologies and a continuously expanding innovation pipeline. This program strengthens that strategy by creating a structured pathway to translate academic research and eligible project-generated IP into potential commercial technologies for next-generation quantum systems.”

The program has already commenced, with joint teams from QTREX and Northeastern University beginning to work together to define research objectives, align technical priorities and allocate responsibilities.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected scope and goals of the collaboration with Northeastern University and the belief that the combination of the Company’s proprietary technology platform with the deep scientific knowledge, research infrastructure and years of experience of Northeastern University’s researchers creates a powerful foundation for breakthrough developments in quantum interconnect architectures. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact

QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485